December 2, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Thursday, November 20, 2014 regarding the preliminary proxy statement on Schedule 14A filed by the BMO Global Natural Resources Fund on Wednesday, November 19, 2014 and the preliminary proxy statement on Schedule 14A filed by the BMO Pyrford Global Strategic Return Fund also on Wednesday, November 19, 2014.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statements.

BMO Pyrford Global Strategic Return Fund and BMO Global Natural Resources Fund Proxy Statements

1.	Comment: Please confirm that the BMO Global Natural Resources Fund and the BMO Pyrford Global Strategic Return Fund (each, a “Fund” and together, the “Funds”) will stay current on all filings.

Response: The Registrant supplementally confirms that the Funds will stay current on all filings.

Ms. O’Neal-Johnson

December 2, 2014

2.	Comment: Please confirm that the Funds will try to locate all shareholders.

Response: The Registrant supplementally confirms that the Funds will try to locate all shareholders.

3.	Comment: Please confirm that the Funds will decide on the collectability of all receivables and that they will fold into their respective liquidation costs anything that they believe will not be collected.

Response: The Registrant supplementally confirms that it will determine the collectability of all receivables and will fold anything that is not collected into each Fund’s respective liquidation costs.

4.	Comment: Please include an estimate of the liquidation costs.

Response: The Registrant respectfully declines to include an estimate of the liquidation costs because it does not believe that Schedule 14A requires such disclosure. Additionally, as noted under “Summary of the Plan of Liquidation – Expenses,” the Adviser or an affiliate will pay all costs incurred in carrying out the Plan of Liquidation, and shareholders of the Funds will not bear any of those costs.

5.	Comment: Please include the approximate solicitation costs.

Response: The Registrant respectfully responds that, as stated under “Other Information – Method and Cost of Proxy Solicitation,” the Registrant’s officers or employees, the Funds’ investment adviser, or the Funds’ transfer agent will solicit proxies and will not receive compensation for these services. Additionally, the Registrant notes that Item 4(a)(3) of Schedule 14A only requires disclosure of the cost or anticipated cost of solicitation if the solicitation will be made by specially engaged employees or paid solicitors. Because the Registrant has no current intention to utilize specially engaged employees or paid solicitors in connection with the liquidations, the Registrant respectfully declines to add this disclosure.

6.	Comment: Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation.

Response: The Registrant supplementally advises that it is unaware of any loss contingencies relating to Funds at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Adviser.

Ms. O’Neal-Johnson

December 2, 2014

7.	Comment: Please supplementally confirm whether the Funds have any receivables.

Response: The Registrant supplementally confirms that each Fund does have receivables, which each Fund will determine prior to deciding the collectability of such receivables as discussed above.

8.	Comment: Please supplementally confirm that each Fund will stop selling its shares upon liquidation.

Response: The Registrant supplementally confirms that each Fund will stop selling its shares upon liquidation.

9.	Comment: Please supplementally explain why requesting shareholder approval of both the Plan of Liquidation and an amendment to the Registrant’s articles of incorporation does not constitute a “bundling” of proposals.

Response: The Registrant is an open-end, management investment company that was established as a Wisconsin corporation and is, therefore, subject to the Wisconsin Business Corporation Law (the “WBCL”). To liquidate and dissolve each Fund, the Registrant must file an amendment to its Articles of Incorporation, as amended (the “Articles”), terminating each Fund as a series of the Registrant.

Pursuant to Section 180.1003 of the WBCL, the Registrant must obtain approval from the Registrant’s board of directors (the “Board”) and the shareholders of a Fund to file an amendment to the Articles terminating the Fund. The Board approved the filing of such an amendment to the Articles on behalf of each Fund on November 5, 2014. The definitive proxy statements to be filed on or about December 8, 2014 are soliciting shareholder approval of the amendment to the Articles on behalf of each Fund, as required by Section 180.1003 of the WBCL.

The Registrant is not bundling proposals because the only approval required to liquidate and dissolve each Fund is approval by the shareholders of the respective Fund to file an amendment to the Articles terminating the Funds. Upon receiving shareholder approval, the liquidation and termination of the Funds will be effected in accordance with the respective plans of liquidation.

The Registrant has clarified each proposal to read as follows: “To approve an amendment to the Articles of Incorporation, as amended, of the Corporation to liquidate and dissolve the Fund pursuant to a plan of liquidation.”

10.	Comment: Under “Questions and Answers,” please add a Q&A explaining why the Funds are being liquidated.

Response: The Registrant has added the requested disclosure.

Ms. O’Neal-Johnson

December 2, 2014

11.	Comment: Please include the form of amendments to the Registrant’s articles of incorporation, as amended, with the definitive proxy statement.

Response: The Registrant has included the applicable form of amendment to the Registrant’s articles of incorporation, as amended, in Annex B to the definitive proxy statement for each Fund.

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9603.

Very truly yours, GODFREY & KAHN, S.C. /s/ Laura A. Bautista Laura A. Bautista

cc:	Working Group